SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29743; File No. 812-13860]

RidgeWorth Funds and RidgeWorth Capital Management, Inc.; Notice of Application

August 3, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of the Application: Applicants request an order that would permit them to enter into

and materially amend subadvisory agreements without shareholder approval.

Applicants: RidgeWorth Funds (the "Trust") and RidgeWorth Capital Management, Inc. (the

"Adviser").

Filing Dates: The application was filed on January 20, 2011 and amended on June 29, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 29, 2011 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants, 3333 Piedmont Road NE, Suite 1500, Atlanta, GA, 30305-1740.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Dalia

Osman Blass, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   The Trust is a Massachusetts business trust registered under the Act as an open-end

management investment company and offers multiple series (each a "Fund").[1]

2.   The Adviser, a Georgia corporation with its principal office in Atlanta, serves as

investment adviser to the Funds and is registered under the Investment Advisers Act of 1940 (the

"Advisers Act") pursuant to an investment advisory agreement with the Trust ("Advisory

Agreement"). The Adviser is a wholly owned subsidiary of SunTrust Banks, Inc. The Advisory

Agreement was approved by the board of trustees of the Trust ("Board")[2], including a majority

of the trustees who are not "interested persons" (as defined in section 2(a)(19) of the Act) of the

Trust or the Adviser (the "Independent Trustees") and was approved by the initial shareholder of

---

[1] Applicants request that any relief granted pursuant to the application also apply to (a) all other existing or future open-end management investment companies or series thereof that (i) are advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser or its successors (each such entity included in the term "Adviser"), (ii) are registered under the Act, (iii) use the manager of managers structure (as described in the application), and (iv) comply with the terms and conditions in the application (such companies or series included in the term "Funds"); and (b) the Adviser. Each existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in the application. If the name of any Fund relying on the requested relief contains the name of a Subadviser (defined below), the name "RidgeWorth" or other name being used by the Adviser will precede the name of the Subadviser.

[2] The Board is also the board of each individual Fund.

each Fund in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 thereunder. With respect to new Funds offered in the future, the Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the Act with respect to the requirements that the Advisory Agreement be approved by the Board and the shareholders of the relevant Funds.

3. The Adviser, subject to the oversight and authority of the Board, is responsible for furnishing the overall investment program for each Fund and providing continuous investment management for each Fund's assets pursuant to the Advisory Agreement. For the investment management services that it provides to each Fund, the Adviser receives the fee specified in the Advisory Agreement from each Fund based on the Fund's average daily net assets. The Advisory Agreement permits the Adviser to retain one or more unaffiliated investment subadvisers (each a "Subadviser"), at the Adviser's own expense, subject to the approval of the Fund's Board, including approval by a majority of its Independent Trustees, for the purpose of managing the investment of the assets of one or more Funds.[3] Each Subadviser will be registered as an investment adviser under the Advisers Act. Each Subadviser will be responsible, subject to the supervision of the Adviser and the Board, for the purchase, retention and sale of securities for the applicable Fund. The Adviser will establish an investment program for each Fund and will select, supervise and evaluate the Subadvisers who make the day-to-day investment decisions for the Fund. The Adviser will evaluate and recommend Subadvisers to the

---

[3] The Adviser has entered into subadvisory agreements with subadvisers that are "affiliated persons" (as defined in section 2(a)(3) of the Act) of the Trust, a Fund or of the Adviser (other than by reason of serving as a subadviser to one or more of the Funds) ("Affiliated Subadvisers") to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise. The requested relief does not apply with respect to existing or future Affiliated Subadvisers.

Board and will monitor and evaluate each Subadviser's investment programs, performance and compliance. The Adviser will also recommend to the Board whether investment advisory agreements with a Subadviser ("Subadvisory Agreements") should be renewed, modified or terminated. The Adviser will compensate each Subadviser out of the fee paid to the Adviser under the relevant Fund's Advisory Agreement. Neither the Trust nor any Fund will be responsible for paying subadvisory fees to any subadviser.

4.   Applicants request an order to permit the Adviser, subject to Board approval, including a majority of the Independent Trustees, to enter into and materially amend Subadvisory Agreements without shareholder approval.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve the matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets the necessary standards for the reasons discussed below.

3.   Applicants believe that the shareholders expect the Adviser and the Board to select the portfolio manager or Subadviser for a Fund that is best suited to achieve the Fund's investment objective. Applicants assert that, from the perspective of the investor, the role of the Subadvisers with respect to the Funds utilizing the manager of managers structure is substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. In the absence of exemptive relief from section 15(a) of the Act, when a new Subadviser is proposed for retention by a Fund or the Trust on behalf of one or more of the Funds, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the affected Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been "assigned" as a result of a change of control of the Subadviser unless shareholder approval had been obtained. Applicants contend that this process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to a Fund and its shareholders. Applicants also note that the Advisory Agreement is and will remain fully subject to the requirements of section 15(a) of the Act and, where applicable, rule 18f-2 thereunder, including the requirement for shareholder voting.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's

outstanding voting securities, as defined in the Act or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund that relies on the order requested in the application will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund relying on the order requested in the application will hold itself out to the public as utilizing the manager of managers structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of a new Subadviser, the affected Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this obligation, the Fund will provide shareholders of the affected Fund within 90 days of hiring a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended.

4.   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund that is subadvised, including overall supervisory responsibility for the general management and investment of the Fund's assets, and, subject to review and approval of the Board, will: (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Subadvisers to manage all or a part of a Fund's assets; (iii) allocate and, when appropriate, reallocate a Fund's assets among one or more Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with the relevant Fund's investment objective, policies, and restrictions.

8.   No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary